Exhibit 99.13

22 October 2020

Completion of Turkcell ownership restructuring transaction

LetterOne is pleased to announce completion of the Turkcell ownership restructuring transaction signed on 17 June 2020. After obtaining all required regulatory approvals, the transaction received sweeping support from Turkcell shareholders with 93% of those participating voting in favour at the General Assembly Meeting held on 21 October 2020.

The shareholder approval followed positive recommendations from both ISS and Glass Lewis, the leading independent proxy advisors. As a result of the transaction, L1 unwound its holding in Cukurova Telecom Holdings, and increased its interest to a 24.8% economic stake in Turkcell.

This transaction will resolve all shareholder disputes and litigation for the benefit of Turkcell and its investors.